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                             September 12, 2023

       Tom L. Ward
       Chief Executive Officer
       Mach Natural Resources LP
       14201 Wireless Way, Suite 300
       Oklahoma City, Oklahoma 73134

                                                        Re: Mach Natural
Resources LP
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted August
30, 2023
                                                            CIK No. 0001980088

       Dear Tom L. Ward:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Summary
       Summary of Reserve, Production and Operating Data
       Summary of Reserves, page 24

   1. Please expand the tabular presentation of reserves by individual product type, as of June
                                                        30, 2023, to
additionally identify the net quantities of probable reserves as developed and/or undeveloped.
This comment also applies to the tabular presentation of reserves on page 126 and in Exhibit
99.4. Refer to the disclosure requirements in Item 1202(a)(2) of
                                                        Regulation S-K.
 Tom L. Ward
FirstName LastNameTom    L. Ward
Mach Natural Resources LP
Comapany 12,
September NameMach
              2023 Natural Resources LP
September
Page 2    12, 2023 Page 2
FirstName LastName
Risk Factors
Risks Related to Our Business
The development of our estimated PUDs..., page 31

2. Please expand the risk factor to additionally discuss the development of your probable undeveloped reserves, including the dollar amount and the sources of the estimated future development capital required to convert the probable undeveloped reserves as of June 30,
         2023. Refer to the requirements in Rule 4-10(a)(26) of Regulation S-X. Executive Compensation and Other Information
Equity Incentives, page 154

3. Please expand your disclosure to include the information included in your response to prior comment 11.
Certain Relationships and Related Party Transactions, page 160

4. We note your response to prior comment 12 and reissue the comment in part. Please revise to provide all of the disclosure required by Item 404 of Regulation S-K. For example, please revise to clarify the related party relationship. Financial Statements
Mach Natural Resources LP
Pro Forma Condensed Consolidated Financial Statements, page F-2

5. Please expand your disclosure to explain how you determined BCE-Mach III LLC was the
         Predecessor, similar to the explanation provided in your response to prior comment 14.
BCE-Mach III LLC
Historical Financial Statements, page F-11

6. Please confirm your understanding that there will be no lapse in audited periods for the
         Predecessor, such that any Predecessor interim financial statement period prior to the
         Reorganization Transactions will be audited when audited financial statements for the period after the Reorganization Transactions are presented in a filing.
 Tom L. Ward
FirstName LastNameTom    L. Ward
Mach Natural Resources LP
Comapany 12,
September NameMach
              2023 Natural Resources LP
September
Page 3    12, 2023 Page 3
FirstName LastName
        You may contact Lily Dang, Staff Accountant, at 202-551-3867 or Robert Babula, Staff
Accountant, at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. For engineering related questions, contact Sandra Wall,
Petroleum Engineer, at 202-551-4727 or John Hodgin, Petroleum Engineer, at 202-551-3699.
Please contact Michael Purcell, Staff Attorney, at 202-551-5351 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:      Michael Rigdon